Exhibit 99.1

EHang Reports First Quarter 2025 Unaudited Financial Results

•	EH216-S Operators Obtained Air Operator Certificates from CAAC for Commercial Operations

•	VT35 Type Certificate Application Accepted by CAAC; First Unit Manufactured for Airworthiness Validation Tests

•	Production Expansion in Yunfu and New Factory Plan in Hefei

Guangzhou, China, May 26, 2025 - EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading Urban Air Mobility (“UAM”) technology platform company, today announced its unaudited financial results for the first quarter ended March 31, 2025.

Operational and Financial Highlights for the First Quarter of 2025

•	Sales and deliveries of EH216 series eVTOL[1] were 11 units.

•	Total revenues were RMB26.1 million (US$3.6 million), compared with RMB61.7 million in the first quarter of 2024, and RMB164.3 million in the fourth quarter of 2024.

•	Gross margin was 62.4%, representing a 0.5 percentage points increase from 61.9% in the first quarter of 2024, and a 1.7 percentage points increase from 60.7% in the fourth quarter of 2024.

•	Operating loss was RMB89.9 million (US$12.4 million), compared with RMB65.8 million in the first quarter of 2024 and RMB56.0 million in the fourth quarter of 2024.

•	Net loss was RMB78.4 million (US$10.8 million), compared with RMB63.4 million in the first quarter of 2024, and RMB46.9 million in the fourth quarter of 2024.

•

Adjusted operating loss[2] (non-GAAP) was RMB42.6 million (US$5.9 million), compared with RMB12.6 million in the first quarter of 2024, and adjusted operating income[2] of RMB27.2 million in the fourth quarter of 2024.

•

Adjusted net loss[3] (non-GAAP) was RMB31.1 million (US$4.3 million), compared with RMB10.1 million in the first quarter of 2024, and adjusted net income[3] of RMB36.4 million in the fourth quarter of 2024.

•	Cash and cash equivalents, restricted short-term deposits and short-term investments balances were RMB1,114.4 million (US$153.6 million) as of March 31, 2025.

Business Highlights for the First Quarter of 2025 and Recent Developments

•	EH216-S Operators Obtained Air Operator Certificates from CAAC for Commercial Operations

On March 28, 2025, the Civil Aviation Administration of China (“CAAC”) issued the inaugural Air Operator Certificates (“OCs”) for civil human-carrying pilotless aerial vehicles in China to two operators of the EH216-S. These operators are EHang General Aviation, the Company’s wholly owned subsidiary, and Heyi Aviation, an operator affiliated with the Company’s client. With these certificates, the operators are authorized to conduct commercial human-carrying flight services utilizing EH216-S pilotless eVTOLs at their designated operational sites within China.

[1]

The EH216 series electric vertical take-off and landing (“eVTOL”) aircraft include EH216-S, the standard model for passenger transportation, EH216-F model for aerial firefighting, and EH216-L model for aerial logistics.

[2]	Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Non-GAAP Financial Measures”.
[3]	Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss) excluding share-based compensation expenses. See “Non-GAAP Financial Measures”.

Prioritizing operational safety, the commercial operations of the EH216-S in China will be methodically expanded through a phased approach. This expansion will transition from isolated airspace to integrated airspace, from aerial tourism to passenger transportation, from pilot sites to additional locations, and from serving invited passengers to the general public.

•	VT35 Certification and Production Progress

EHang’s VT35, a next-generation long-range lift-and-cruise pilotless eVTOL and upgraded version of the VT30, is in the process of applying for China’s certification. The CAAC has accepted its Type Certification application. The first VT35 unit has been manufactured for airworthiness validation tests and is now undergoing comprehensive flight testing. EHang plans to unveil the VT35 in the third quarter of 2025.

•	Expansion and Upgrade of Yunfu Production Base

In the first quarter of 2025, the Company commenced the expansion and upgrade of its Yunfu production base. This will double the factory space to 48,000 square meters, with plans to increase the annual production capacity to 1,000 units by the end of this year.

•	Plan of eVTOL Production Base in Hefei

In February 2025, EHang announced a strategic partnership with JAC Motors and Guoxian Holdings to jointly build a state-of-the-art eVTOL production base in Hefei. The new facility will integrate automation, standardization, and scale production to meet rising demand and accelerate the commercialization of the low-altitude economy.

•	EH216-S Flights at Shanghai eVTOL Operation Center

In January 2025, the Company’s client conducted trial flights of the EH216-S at an eVTOL operation center located at Longhua Airport on Shanghai’s Xuhui Riverside.

•	Luohu UAM Exhibition and Experience Center launched in Shenzhen for EH216-S Tourism Flights

In January 2025, the Company’s client launched the Luohu UAM Exhibition and Experience Center in Shenzhen’s Luohu Sports and Leisure Park. This innovative hub, featuring an automated multi-level smart vertiport for EH216-S operations, sets a new standard for urban low-altitude infrastructure and tourism.

•	International Expansion: EH216-S Flights in Mexico and Spain

With the support of local customers and partners, EH216-S made its flights in Benidorm, Spain in February and in Mexico in March, expanding EHang’s global presence to 19 countries.

•	Academic and Industry Collaboration

In February 2025, EHang established the Aerospace and Intelligent Manufacturing Committee of the Tsinghua University Alumni Association in Guangzhou to foster a low-altitude economy innovation ecosystem in the Greater Bay Area. In March 2025, EHang signed an MoU with the University of Zaragoza (Spain) and the University of Guangzhou to create the Joint Laboratory for Low-Altitude Flight Safety.

•	Low-Altitude Infrastructure Development with CCIT and CCCC-FHDI

In May 2025, EHang expanded its partnership with CCIT and CCCC-FHDI to jointly develop coastal and river-based low-altitude infrastructure. The collaboration will focus on six strategic areas, including infrastructure planning, marine low-altitude economy models, national low-altitude tourism zones, intelligent logistics corridors, service complexes, and international Belt and Road cooperation.

Management Remarks

Mr. Huazhi Hu, Founder, Chairman and Chief Executive Officer of EHang: “In the first quarter of 2025, EHang reached a defining moment in our path toward commercial urban air mobility. The official issuance of Air Operator Certificates to EH216-S operators by the CAAC marked the approval for commercial human-carrying pilotless eVTOL flight services in China, a significant milestone for both EHang and the low-altitude economy, making urban air mobility accessible to the public.

In parallel, we are excited that our next-gen VT35, a long-range lift-and-cruise pilotless eVTOL model, is progressing into type certification process by the CAAC. This model will expand our product portfolio beyond the EH216 series in urban air mobility, enabling broader application scenarios in long-range regional air mobility in the future.

Looking ahead, EHang will continue to push the boundaries of innovation and expand our commercial operations gradually. We are confident in our ability to shape the future of air mobility and maintain our leadership in this sector.”

Mr. Conor Yang, Chief Financial Officer of EHang: “In the first quarter of 2025, we recorded a revenue decline, primarily due to the timing of customer procurement plans aligning with the issuance of the first OCs at the end of March. However, we are encouraged by the rebound in the second quarter, with sales and deliveries ramping up.

Against the backdrop of recent geopolitical tensions and global market volatility, our operations have not been impacted by tariff measures. We are also exploring potential options for a listing outside the United States, in addition to our existing primary listing on Nasdaq.”

Unaudited Financial Results for the First Quarter of 2025

Revenues

Total revenues were RMB26.1 million (US$3.6 million), compared with RMB61.7 million in the first quarter of 2024, and RMB164.3 million in the fourth quarter of 2024, primarily driven by decreased sales volume of EH216 series products.

Costs of revenues

Costs of revenues were RMB9.8 million (US$1.4 million), compared with RMB23.5 million in the first quarter of 2024 and RMB64.6 million in the fourth quarter of 2024. The year-over-year and quarter-over-quarter decreases were in line with the decrease in the sales volume of EH216 series products.

Gross profit and gross margin

Gross profit was RMB16.3 million (US$2.2 million), compared with RMB38.2 million in the first quarter of 2024, and RMB99.7 million in the fourth quarter of 2024. The year-over-year and quarter-over-quarter decreases were primarily due to the decrease in the sales volume of EH216 series products.

Gross margin was 62.4%, representing a 0.5 percentage points increase from 61.9% in the first quarter of 2024, and a 1.7 percentage points increase from 60.7% in the fourth quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly due to higher average selling price of EH216 series products.

Operating expenses

Total operating expenses were RMB110.9 million (US$15.3 million), compared with RMB107.7 million in the first quarter of 2024, and RMB162.1 million in the fourth quarter of 2024.

•

Sales and marketing expenses were RMB12.2 million (US$1.7 million), compared with RMB20.2 million in the first quarter of 2024, and RMB36.2 million in the fourth quarter of 2024. The year-over-year and quarter-over-quarter decreases were mainly attributable to decreased sales-related compensation and lower share-based compensation expenses due to a certain portion of share-based awards vested in 2024.

•

General and administrative expenses were RMB61.4 million (US$8.5 million), compared with RMB49.7 million in the first quarter of 2024, and RMB69.9 million in the fourth quarter of 2024. The year-over-year increase was mainly attributable to increased employee compensation and related share-based compensation expenses due to new grant of share-based awards in the fourth quarter of 2024. The quarter-over-quarter decrease was mainly attributable to lower share-based compensation expenses due to a certain portion of share-based awards vested in the fourth quarter of 2024.

•

Research and development expenses were RMB37.3 million (US$5.1 million), compared with RMB37.8 million in the first quarter of 2024, and RMB56.0 million in the fourth quarter of 2024. The year-over-year and quarter-over-quarter decreases were mainly attributable to lower share-based compensation expenses due to a certain portion of share-based awards vested in 2024.

Operating loss

Operating loss was RMB89.9 million (US$12.4 million), compared with RMB65.8 million in the first quarter of 2024, and RMB56.0 million in the fourth quarter of 2024.

Net loss

Net loss was RMB78.4 million (US$10.8 million), compared with RMB63.4 million in the first quarter of 2024, and RMB46.9 million in the fourth quarter of 2024.

Earnings (loss) per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.54 (US$0.07).

Basic and diluted net loss per ADS were both RMB1.08 (US$0.14).

Balance sheets

Cash and cash equivalents, restricted short-term deposits and short-term investments balances were RMB1,114.4 million (US$153.6 million) as of March 31, 2025.

Non-GAAP Financial Measures

The Company uses adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administrative expenses, adjusted research and development expenses, adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders, adjusted basic and diluted net earnings (loss) per ordinary share and adjusted basic and diluted net earnings (loss) per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of item of share-based compensation expenses, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance or financial results. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses4 (non-GAAP) were RMB63.6 million (US$8.8 million), compared with RMB54.5 million in the first quarter of 2024, and RMB78.8 million in the fourth quarter of 2024. Adjusted sales and marketing expenses4 (non-GAAP), adjusted general and administrative expenses4 (non-GAAP), and adjusted research and development expenses4 (non-GAAP) were RMB10.3 million (US$1.4 million), RMB22.2 million (US$3.1 million) and RMB31.1 million (US$4.3 million) in the first quarter of 2025, respectively.

[4]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. Adjusted sales and marketing expenses, adjusted general and administrative expenses, and adjusted research and development expenses, are non-GAAP financial measures, each defined, respectively, as sales and marketing expenses, general and administrative expenses, and research and development expenses, excluding share-based compensation expenses.

Adjusted operating income (loss)2 (non-GAAP)

Adjusted operating loss2 (non-GAAP) was RMB42.6 million (US$5.9 million), compared with adjusted operating loss2 (non-GAAP) of RMB12.6 million in the first quarter of 2024, and adjusted operating income2 (non-GAAP) of RMB27.2 million in the fourth quarter of 2024.

Adjusted net income (loss)3 (non-GAAP)

Adjusted net loss3 (non-GAAP) was RMB31.1 million (US$4.3 million), compared with adjusted net loss3 (non-GAAP) of RMB10.1 million in the first quarter of 2024, and adjusted net income3 (non-GAAP) of RMB36.4 million in the fourth quarter of 2024.

Adjusted net loss attributable to EHang’s ordinary shareholders5 (non-GAAP) was RMB30.8 million (US$4.2 million). Adjusted net loss attributable to EHang’s ordinary shareholders5 (non-GAAP) in the first quarter of 2024 was RMB10.0 million, and adjusted net income attributable to EHang’s ordinary shareholders5 (non-GAAP) was RMB36.4 million in the fourth quarter of 2024.

Adjusted Earnings (loss) per share6 and per ADS7 (non-GAAP)

Adjusted basic and diluted net loss per ordinary share6 (non-GAAP) were both RMB0.21 (US$0.03).

Adjusted basic and diluted net loss per ADS7 (non-GAAP) were both RMB0.42 (US$0.06).

Business Outlook

For the fiscal year 2025, the Company currently remains the annual revenue guidance of around RMB900 million.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary views regarding its business situation and market conditions, which are subject to change.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Monday, May 26, 2025, U.S. Eastern Time (8:00 PM on Monday, May 26, 2025, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration:

English line: https://s1.c-conf.com/diamondpass/10047394-8sctrv.html

Chinese line: https://s1.c-conf.com/diamondpass/10047395-s71r48.html

A live and archived webcast of the conference call will be available on the Company’s Investors Relations website at http://ir.ehang.com/.

[5]

Adjusted net income (loss) attributable to EHang’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to EHang’s ordinary shareholders excluding share-based compensation expenses.

[6]

Adjusted basic and diluted net earnings (loss) per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted net earnings (loss) per ordinary share excluding share-based compensation expenses.

[7]	Adjusted basic and diluted net earnings (loss) per ADS is a non-GAAP financial measure, which is defined as basic and diluted earnings (loss) per ADS excluding share-based compensation expenses.

About EHang

EHang (Nasdaq: EH) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to enable safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with unmanned aerial vehicle (“UAV”) systems and solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. EHang’s EH216-S has obtained the world’s first type certificate (“TC”), production certificate (“PC”) and standard airworthiness certificate (“AC”) for pilotless human-carrying electric vertical takeoff and landing (“eVTOL”) aircraft by the Civil Aviation Administration of China (“CAAC”). In 2025, EH216-S eVTOL operators have been granted the first batch of Air Operator Certificates (“OC”) for civil human-carrying pilotless aerial vehicles by the CAAC. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB 7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2024	March 31, 2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	610,877	382,455	52,704
Short-term investments	513,683	700,213	96,492
Restricted short-term deposits	30,295	31,691	4,367
Accounts receivable, net[8]	58,180	28,527	3,931
Inventories	75,687	109,033	15,025
Prepayments and other current assets	68,298	51,449	7,089

Total current assets	1,357,020	1,303,368	179,608

Non-current assets:
Property and equipment, net	60,224	127,528	17,574
Operating lease right-of-use assets, net	128,433	122,728	16,912
Intangible assets, net	2,617	2,624	362
Long-term investments	33,764	32,035	4,415
Other non-current assets	2,440	12,458	1,717

Total non-current assets	227,478	297,373	40,980

Total assets	1,584,498	1,600,741	220,588

[8]	As of December 31, 2024 and March 31, 2025, amount due from a related party of RMB458 and RMB515 (US$71) was included in accounts receivable, net, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2024	March 31, 2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	64,250	94,560	13,031
Accounts payable	127,446	142,174	19,592
Contract liabilities[9]	62,561	54,438	7,502
Current portion of long-term bank loans	10,500	13,500	1,860
Mandatorily redeemable non-controlling interests	40,000	40,000	5,512
Accrued expenses and other liabilities	150,196	124,166	17,111
Current portion of lease liabilities	12,527	15,318	2,111
Deferred income	1,504	1,114	154
Deferred government subsidies	1,209	1,451	200
Income taxes payable	150	9	1

Total current liabilities	470,343	486,730	67,074

Non-current liabilities:
Long-term bank loans	20,500	62,000	8,544
Deferred tax liabilities	292	292	40
Unrecognized tax benefit	5,480	5,480	755
Lease liabilities	125,719	120,219	16,567
Other non-current liabilities	6,350	3,540	488

Total non-current liabilities	158,341	191,531	26,394

Total liabilities	628,684	678,261	93,468

Shareholders’ equity:
Ordinary shares	90	90	12
Additional paid-in capital	2,923,178	2,970,233	409,309
Treasury shares	(10,085)	(10,085)	(1,390)
Statutory reserves	1,772	1,772	244
Accumulated deficit	(1,984,851)	(2,062,935)	(284,280)
Accumulated other comprehensive income	25,539	23,540	3,244

Total EHang Holdings Limited shareholders’ equity	955,643	922,615	127,139
Non-controlling interests	171	(135)	(19)

Total shareholders’ equity	955,814	922,480	127,120

Total liabilities and shareholders’ equity	1,584,498	1,600,741	220,588

[9]	As of December 31, 2024 and March 31, 2025, amount due to a related party of RMB2,000 and RMB2,000 (US$276) are included in contract liabilities, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Total revenues	61,727	164,278	26,092	3,596
Costs of revenues	(23,536)	(64,590)	(9,799)	(1,350)

Gross profit	38,191	99,688	16,293	2,246
Operating expenses:
Sales and marketing expenses	(20,224)	(36,203)	(12,228)	(1,685)
General and administrative expenses	(49,676)	(69,926)	(61,344)	(8,453)
Research and development expenses	(37,836)	(55,963)	(37,285)	(5,138)

Total operating expenses	(107,736)	(162,092)	(110,857)	(15,276)
Other operating income	3,707	6,358	4,686	646

Operating loss	(65,838)	(56,046)	(89,878)	(12,384)
Other income (expense):
Interest and investment income	2,864	12,028	12,049	1,660
Interest expenses	(859)	(870)	(1,153)	(159)
Foreign exchange (loss) gain	(245)	(813)	1,572	217
Other non-operating income, net	1,037	753	751	103

Total other income	2,797	11,098	13,219	1,821
Loss before income tax and loss from equity method investment	(63,041)	(44,948)	(76,659)	(10,563)

Income tax expenses	(1)	(177)	(1)	—

Loss before loss from equity method investment	(63,042)	(45,125)	(76,660)	(10,563)
Loss from equity method investment	(347)	(1,752)	(1,730)	(238)

Net loss	(63,389)	(46,877)	(78,390)	(10,801)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(63,389)	(46,877)	(78,390)	(10,801)
Net loss attributable to non-controlling interests	64	19	306	42

Net loss attributable to ordinary shareholders	(63,325)	(46,858)	(78,084)	(10,759)
Net loss per ordinary share:
Basic and diluted	(0.50)	(0.33)	(0.54)	(0.07)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic	126,704	141,307	143,886	143,886
Diluted	126,704	141,307	143,886	143,886
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(1.00)	(0.66)	(1.08)	(0.14)
Other comprehensive income (loss)
Foreign currency translation adjustments net of nil tax	751	19,946	(1,999)	(275)

Total other comprehensive income (loss), net of tax	751	19,946	(1,999)	(275)
Comprehensive loss	(62,638)	(26,931)	(80,389)	(11,076)
Comprehensive loss attributable to non-controlling interests	64	19	306	42

Comprehensive loss attributable to ordinary shareholders	(62,574)	(26,912)	(80,083)	(11,034)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Sales and marketing expenses	(20,224)	(36,203)	(12,228)	(1,685)
Plus: Share-based compensation	8,817	18,092	1,961	270

Adjusted sales and marketing expenses	(11,407)	(18,111)	(10,267)	(1,415)

General and administrative expenses	(49,676)	(69,926)	(61,344)	(8,453)
Plus: Share-based compensation	29,521	45,334	39,173	5,399

Adjusted general and administrative expenses	(20,155)	(24,592)	(22,171)	(3,054)

Research and development expenses	(37,836)	(55,963)	(37,285)	(5,138)
Plus: Share-based compensation	14,948	19,833	6,128	844

Adjusted research and development expenses	(22,888)	(36,130)	(31,157)	(4,294)

Operating expenses	(107,736)	(162,092)	(110,857)	(15,276)
Plus: Share-based compensation	53,286	83,259	47,262	6,513

Adjusted operating expenses	(54,450)	(78,833)	(63,595)	(8,763)

Operating loss	(65,838)	(56,046)	(89,878)	(12,384)
Plus: Share-based compensation	53,286	83,259	47,262	6,513

Adjusted operating (loss) income	(12,552)	27,213	(42,616)	(5,871)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(63,389)	(46,877)	(78,390)	(10,801)
Plus: Share-based compensation	53,286	83,259	47,262	6,513

Adjusted net (loss) income	(10,103)	36,382	(31,128)	(4,288)

Net loss attributable to ordinary shareholders	(63,325)	(46,858)	(78,084)	(10,759)
Plus: Share-based compensation	53,286	83,259	47,262	6,513

Adjusted net (loss) income attributable to ordinary shareholders	(10,039)	36,401	(30,822)	(4,246)

Shares used in net (loss) earnings per ordinary share computation (in thousands of shares):
Basic	126,704	141,307	143,886	143,886
Diluted	126,704	143,959	143,886	143,886
Adjusted basic net (loss) earnings per ordinary share	(0.08)	0.26	(0.21)	(0.03)
Adjusted diluted net (loss) earnings per ordinary share	(0.08)	0.25	(0.21)	(0.03)
Adjusted basic net (loss) earnings per ADS	(0.16)	0.52	(0.42)	(0.06)
Adjusted diluted net (loss) earnings per ADS	(0.16)	0.50	(0.42)	(0.06)